UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number:  001-39240

GFL Environmental Inc.

(Translation of registrant’s name into English)

100 New Park Place, Suite 500

Vaughan, Ontario, Canada L4K 0H9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

EXHIBIT INDEX

The 2025 annual general meeting of shareholders (the “Annual General Meeting of Shareholders”) of GFL Environmental Inc.(the “Company”) will be held on May 14, 2025. The Notice of Annual General Meeting of Shareholders and Management Information Circular, the Form of Proxy and the Notice of Availability of Proxy Materials are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively. Exhibit 99.1 to this Current Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-236949) and Form F-10 (File No. 333-272013).

Exhibit Number	Description

99.1	GFL Environmental Inc. Notice of Annual General Meeting of Shareholders and Management Information Circular.

99.2	GFL Environmental Inc. Form of Proxy.

99.3	GFL Environmental Inc. Notice of Availability of Proxy Materials.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GFL Environmental Inc.

Date: April 8, 2025	By:	/s/ Mindy Gilbert
Name: Mindy Gilbert
Title: Executive Vice President and Chief Legal Officer